Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements for the periods indicated below give effect to our acquisition of Tarus Therapeutics, Inc. (“Tarus”), which we consummated on July 1, 2022. The unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2022 and for the three months ended June 30, 2022 give effect to the acquisition of Tarus as if it had occurred on April 1, 2021. The unaudited pro forma condensed consolidated statements of financial position as of June 30, 2022 give effect to the acquisition of Tarus as if it had occurred on June 30, 2022.

The unaudited pro forma condensed consolidated statements of operations and comprehensive loss for the year ended March 31, 2022 have been prepared by combining Portage Biotech Inc.’s historical condensed consolidated statement of operations and comprehensive loss for the year ended March 31, 2022 with the historical condensed statement of operations of Tarus for the year ended December 31, 2021. The interim unaudited pro forma condensed consolidated statements of operations for the three months ended June 30, 2022 have been prepared by combining Portage's historical condensed consolidated statement of operations for the three months ended June 30, 2022 with Tarus' historical condensed statement of operations for the three months ended June 30, 2022. Appropriate pro forma adjustments have been applied to the historical accounts.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and it is not necessarily indicative of the financial position and results of operations that would have been achieved had the acquisition been completed as of the dates indicated and is not necessarily indicative of our future financial position or results of operations.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of Portage and Tarus, respectively, including related notes thereto, which are included elsewhere in this Form 6-K.

Tarus Therapeutics, Inc. Merger Agreement

On July 1, 2022, the Company, its wholly-owned subsidiary, Tarus Acquisition Inc., and Tarus Therapeutics, Inc., a Delaware Corporation advancing adenosine receptor agonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into a wholly-owned subsidiary of the Company with the surviving entity renamed Tarus Therapeutics, LLC. The (“Tarus”) merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis, dated October 29, 2019, and the Call Option under the License Agreement, which was exercised on November 5, 2020.

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities.

3.	All documents and supplies related to Adenosine Compounds including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development.

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements.

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5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds.

6.	All CRO agreements and protocol related documents for Adenosine Compounds.

7.	All current documents related to market research, forecasting, budgets and competitive intelligence.

8.	Rights to the use of Tarus Therapeutics name for regulatory purposes.

As consideration for Tarus, the Company issued to Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18M divided by the 60-day Volume Weighted Average Price per share. The shares are unregistered and subject to lock-ups for terms ranging from six to twelve months. Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	The Company also assumed $2M short-term debt held by Tarus and deferred license milestones obligations ($1M plus interest). The short-term debt was repaid by the Company in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial, Portage will pay an additional one-time milestone payment of $15M. Payment will be in the form of cash or PRTG stock (at the discretion of Portage). The remaining $17 million milestone is based on targeted commercial sales.

Purchase Accounting

Under purchase accounting as of July 1, 2022 (the Acquisition Date), the assets and liabilities of Tarus Therapeutics, Inc., will be recorded at their respective fair values and the excess of the acquisition consideration will be goodwill. The purchase was in the form of a merger in which Tarus Therapeutics, Inc. was merged into Tarus Therapeutics, LLC., which is a wholly-owned subsidiary of Portage Biotech Inc. All of the consideration for Tarus Therapeutics, LLC was paid or assumed by Portage Biotech Inc. and Portage Biotech Inc. will control the voting rights, the Board of Directors and the operations of Tarus Therapeutics, LLC.

Basis of Presentation

These unaudited pro forma condensed consolidated financial statements included herein show the impact of the acquisition of Tarus Therapeutics, Inc., which was completed on July 1, 2022. The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only. The historical combined financial information has been adjusted to reflect factually supportable items that are directly attributable to the acquisition and with respect to the statement of operations only, expected to have a continuing impact on combined results of operations.

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PORTAGE BIOTECH INC.

Unaudited Pro Forma Condensed Consolidated Statements of Financial Position

As of June 30, 2022

(U.S. Dollars in thousands)

	Historical		Pro Forma
	Portage	Tarus	Adjustments		Combined
Assets
Current assets
Cash and cash equivalents (including restricted cash)	$21,176	$410	$(2,000	) (2)	$19,586
Prepaid expenses and other receivables	1,932	16			1,948
Total current asset	23,108	426	(2,000)		21,534
Long-term assets
Investment in associate	1,613	–	–		1,613
Investments in private companies	7,409	–	–		7,409
Goodwill	43,324	–	1,504	(1)	44,828
In-process research and development	117,388	–	28,034	(1)	145,422
Other assets	36	–	–		36
Total assets	$192,878	$426	$27,538		$220,842

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$1,938	$1,393	$150	(1)	$3,481
Warrant liabilities	32	–	–		32
Notes payable	–	2,000	(2,000	) (2)	–
Total current liabilities	1,970	3,393	(1,850)		3,513
Non-current liabilities
Deferred tax liability	25,893	–	–		25,893
Deferred purchase consideration	–	–	8,538	(1)	8,538
Total non-current liabilities	25,893	–	8,538		34,431
Total liabilities	27,863	3,393	6,688		37,944
Shareholders’ Equity
Capital stock	158,354	9,958	8,042	(1)	176,354
Stock option reserve	18,104	–	–		18,104
Accumulated other comprehensive income	958	–	–		958
Accumulated deficit	(56,734)	(12,925)	12,808	(1)	(56,851)
Total equity attributed to owners of the Company	120,682	(2,967)	20,850		138,565
Non-controlling interest	44,333	–	–		44,333
Total equity	165,015	(2,967)	20,850		182,898
Total liabilities and equity	$192,878	$426	$27,538		$220,842
Commitments and Contingent Liabilities

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PORTAGE BIOTECH INC.

Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Loss

For the Three Months Ended June 30, 2022

(U.S. Dollars in thousands, except per share amounts)

Historical	Pro Forma
Portage	Tarus	Adjustments	Combined
Expenses
Research and development	$1,876	$(56)	$88	(5)	$1,908
General and administrative expenses	2,211	675	(1,006	)(4-6)	1,880
Loss from operations	(4,087)	(619)	918	(3,788)
Share of loss in associate accounted for using equity method	(60)	–	–	(60)
Change in fair value of warrant liability	1	–	–	1
Foreign exchange transaction loss	(52)	–	–	(52)
Interest income	21	–	–	21
Interest (expense)	–	(106)	91	(3)	(15)
Loss before provision for income taxes	(4,177)	(725)	1,009	(3,893)
Income tax benefit	2,552	–	–	2,552
Net loss and other comprehensive loss	$(1,625)	$(725)	$1,009	$(1,341)

Net (loss) income attributable to:
Owners of the Company	$(1,729)	$(725)	$1,009	$(1,445)
Non-controlling interest	104	–	–	104
Net (loss)	$(1,625)	$(725)	$1,009	$(1,341)
Comprehensive (loss) income attributable to:
Owners of the Company	$(1,729)	$(725)	$1,009	$(1,445)
Non-controlling interest	104	–	–	104
Total comprehensive (loss) income for period	$(1,625)	$(725)	$1,009	$(1,341)

Loss per share
Basic and diluted	$(0.13)	$(0.09)

Weighted average shares outstanding
Basic and diluted	13,351	15,777	(12)

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PORTAGE BIOTECH INC.

Unaudited Pro Forma Condensed Consolidated Statements of Comprehensive Loss

For the Year Ended March 31, 2022

(U.S. Dollars in thousands, except per share amounts)

Historical	Pro Forma
Portage	Tarus (7)	Adjustments	Combined
Expenses
Research and development	$6,769	$1,786	$235	(11)	$8,790
General and administrative expenses	8,819	2,514	(2,191	) (9-11)	9,142
Loss from operations	(15,588)	(4,300)	1,956	(17,932)
Change in fair value of warrant liability	852	–	–	852
Share of (loss) in associate accounted for using equity method	(62)	–	–	(62)
Foreign exchange transaction gain	24	–	–	24
Interest (expense)	(43)	(457)	454	(8)	(46)
Loss before provision for income taxes	(14,817)	(4,757)	2,410	(17,164)
Income tax expense	(4,352)	–	–	(4,352)
Net loss and other comprehensive loss	$(19,169)	$(4,757)	$2,410	$(21,516)

Net loss attributable to:
Owners of the Company	$(16,870)	$(4,757)	$2,410	$(19,217)
Non-controlling interest	(2,299)	–	–	(2,299)
Net (loss)	$(19,169)	$(4,757)	$2,410	$(21,516)
Comprehensive loss attributable to:
Owners of the Company	$(16,870)	$(4,757)	$2,410	$(19,217)
Non-controlling interest	(2,299)	–	–	(2,299)
Total comprehensive (loss) income for period	$(19,169)	$(4,757)	$2,410	$(21,516)

Loss per share
Basic and diluted	$(1.29)	$(1.24)

Weighted average shares outstanding
Basic and diluted	13,060	15,486	(12)

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Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of June 30, 2022

(U.S. Dollars in thousands)

1.	Reflects the fair value of consideration for Tarus, described more fully below. The components of the consideration are described below. The Company issued $18M shares valued based on the 60-day Volume Weighted Average Price per share, assumed $3M of debt ($2M paid at closing) and recorded the fair value of certain milestone payments as deferred purchase consideration, determined in the valuation of identifiable intangible assets.

Below is a preliminary summary of the purchase price allocation at July 1, 2022:

Assets:
Identifiable intangible assets	$28,034
Goodwill	1,504
$29,538

Consideration:
Fair value of shares issued	$18,000
Liabilities assumed	3,000
Deferred purchase consideration at fair value	8,538
$29,538

Included in the $12,808 adjustment to retained earnings is an accrual of $150 for Tarus acquisition expenses incurred in July and August 2022.

2.	Adjustment reflects the paydown of outstanding debt at closing on transaction.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

For the Three Months Ended June 30, 2022

3.	Reflects the reversal of interest expense associated with note payable and convertible notes payable, including amortization of debt acquisition costs. Such entry is necessary as the debt would not have existed during the period.

4.	Reflects net synergies and normalizing adjustments totaling approximately ($16) created for the three months ended June 30, 2022, to normalize operations as if the merger had been consummated April 1, 2022.

5.	Reflects the reclassification of Tarus expenditures totaling approximately $88 from general and administrative to research and development to be consistent with classifications at Portage.

6.	Reflects the reversal of stock-based compensation reflected in Tarus’ historical results of approximately $226. This entry is necessary as these equity grants would have been mitigated by the synergies of the acquisition. It reflects the reduction in headcount, and accordingly, related costs. Reflects reversal of approximately $708 of acquisition related expenses which are in the historical numbers.

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Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Year Ended March 31, 2022

7.	The Tarus historical balances are derived from the audited financial statements as of and for the year ended December 31, 2021. The Portage historical balances are derived from the audited financial statements as of and for the year ended March 31, 2022.

8.	Reflects the reversal of interest expense, including amortization of debt acquisition costs associated with notes payable. Such entry is necessary as the debt would not have existed during the period.

9.	Reflects net synergies totaling approximately $560. This primarily reflects headcount costs incurred that will not be required, net of actual costs incurred.

10.	Reflects the reversal of stock-based compensation reflected in Tarus’ historical results of approximately $1,397. This entry is necessary as these equity grants would have been mitigated by the synergies of the acquisition. It reflects the reduction in head count, and accordingly, related costs.

11.	Reflects the reclassification of Tarus expenditures totaling approximately $235 from general and administrative to research and development to be consistent with classifications at Portage.

12.	Basic and diluted loss per share is computed as follows: Net loss is divided by weighted average shares outstanding. The pro forma weighted average shares outstanding reflect the 2,426 shares issued in connection with the Tarus acquisition as if they had been outstanding for the entire period. The shares issued in consideration were calculated on the basis of $18M divided by the 60-day Volume Weighted Average Price per share.

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